Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Commission File No. of Subject Company: 000-51146

*** *** ***

The following is a transcription of the call that AlgoRx Pharmaceuticals, Inc. and Corgentech Inc. held with investors and analysts on October 5, 2005. The webcast of the call was posted on Corgentech Inc.’s website on October 5, 2005.

CORGENTECH

Moderator: Jennifer Williams

October 5, 2008

7:30 am CT

Operator:	Good morning my name is Shannon and I will be your conference facilitator. At this time I would like to welcome everyone to the AlgoRx and Corgentech phase three results conference call.

All lines have been placed on mute to prevent any background noise. After the speakers remarks there will be a question and answer period. If you would like to ask a question during this time, simply press star and the number 1 on your telephone keypad. If you would like to withdraw your question press star then the number 2 on your telephone keypad. Thank you.

I would now like to turn the call over to Ms. Jennifer Williams, Senior IR Director for Corgentech. Please go ahead ma’am.

Jennifer Williams:	Good morning. Before I review the safe harbor statement for this call I’d like to remind all of you that there is a slide presentation that will be accompanying this call. If you do not yet have it up in front of you please go to the Corgentech website at www.corgentech.com and then click on the web cast on the investor information page. You will also find the PDF version of the presentation should you prefer to print it out.

This presentation includes forward looking statements within the meaning of the safe harbor provision to the United States private securities litigations reform act of 1995. Words such as expect, estimate, project, budget, forecast, anticipate, intend, plan, may, will, could, should, believes, predict, potential, continue and similar expressions are intended to identify such forward looking statements. Forward looking statements in this presentation include without limitation, clinical results, forecasts of product development, FDA filings and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievement to differ materially from results expressed or implied in this presentation.

Such risk factors include among others whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward looking statements in this presentation. Additional information concerning these and other risk factors is contained in Corgentech’s form 10KA for the year ended December 31, 2004 and most recently filed form 10Q.

Corgentech and AlgoRx take no obligation and do not intend to update these forward looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undo reliance on these forward looking statements which speak only as of the date of this presentation. All forward looking statements are qualified in their entirety by this cautionary statement.

Corgentech, Inc. intends to file a registration statement on form S4 and Corgentech and AlgoRx Pharmaceuticals, Inc. intend to file a related joint proxy statement/prospectus in connection with the merger transaction involving Corgentech and AlgoRx. Investors and security holders are urged to read the registration statement on form S4 and the related joint proxy or prospectus when they become available because they will contain important information about the merger transaction.

Investors and security holders may obtain free copies of these documents when they are available and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Corgentech investor relations at the email address investors@corgentech.com.

Corgentech, AlgoRx and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Corgentech and AlgoRx in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of AlgoRx and Corgentech described above.

Additional information regarding the directors and executive officers of Corgentech is also included in Corgentech’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 27, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from investor relations at Corgentech as described earlier.

With that we are ready to begin the remarks on today’s conference call and I will turn the call over to John McLaughlin, Chief Executive Officer of Corgentech.

John McLaughlin:	Thank you Jennifer. With us today is Doctor Ronald Burch, CEO of AlgoRx, James Huang, President of Corgentech and Dick Powers, CFO of Corgentech.

Please turn with me now to slide number 4. Last week we announced that AlgoRx, a private company headquartered in Secaucus, New Jersey and Corgentech have signed a definitive agreement to merge and create a late stage company with a deep pipeline of clinical products that will largely be focused on developing and commercializing products for pain management and inflammation. This combination brings together development and commercial expertise, financial strength and a diverse product pipeline which is 100% owned.

As you can see, our combined companies have four product candidates in the pipeline. All four products are based on different technologies. They target multiple indications and they represent different approaches providing a very diverse product portfolio.

We’re pleased today to announce positive statistically significant results from the first of two multicenter phase three trials of ALGRX 3268, a fast acting local anesthetic that was administered to a pediatric population. The primary endpoint of this study was pain perceived by the child due to blood draws or intravenous line placements using a standard pain measurement rating instrument known as the FACES rating scale. Children who are administered AlgoRx 3268 experienced less pain on needle insertion than children who received a placebo administration with a P value of 0.007.

I’ll now turn the call over to Ron who will provide more details on today’s announcement.

Ronald Burch:	Thank you John. Please turn with me to slide five. As John mentioned we’re excited to share with you today’s results from the first of our two Phase 3 trials of ALGRX 3268. ALGRX 3268 is a product candidate that delivers lidocaine powder into the skin using our proprietary needle free dispenser. It is intended to provide rapid easy to administer local anesthesia to reduce the pain associated with needle insertions from blood draws or intravenous line placements. In our clinical programs to date we have shown significant analgesia as quickly as one minute following administration that lasts for about 10 minutes. Next slide please.

Existing products for this use are characterized by a lengthy onset of action from at least 10 minutes to over an hour. As you can see from this slide the package insert for an already marketed product indicates that it does not achieve significant affect until 60 minutes after application. This delay makes the use of these products inconvenient for both healthcare providers and patients. Current topical anesthetic products also tend to be messy and bulky since they are often formulated as creams and may require patches to be applied over the treatment area.

By comparison, as the graph with the green bars shows, ALGRX 3268 has shown efficacy within one minute following application and is administered using a convenient disposable needle free dispenser. This means improved pediatric pain management, reduced procedure times and less parent child anxiety.

In slide number 7 you can see that we have completed our clinical program through the first of two Phase 3 trials involving over 1,600 adults and children to evaluate the ability of ALGRX 3268 to reduce pain when used prior to needle insertion procedures. In each of the prior clinical studies designed to assess efficacy, subjects treated with ALGRX 3268 experience statistically significantly less pain associated with needle insertions when compared to placebo with no serious side affects. We have completed enrollment in our second Phase 3 trial to confirm the safety and efficacy of ARGRX 3268. Next slide.

Our two Phase 3 trials of ALGRX 3268 have identical protocols. They are multicenter, randomized, double-blind, placebo-controlled trials, based in the United States, and include about 500 patients in each. The subjects are children of each gender of ages three through 18 years. In the study, tourniquets were placed on the arm, a vein identified, alcohol swab applied, and then the needless injection system with either ALGRX 3268 or placebo was placed onto the skin over the vein and the device was activated. Needle insertion into the vein occurred between one and three minutes following activation of the device.

Slide nine shows results from the first of the two Phase 3 trials. Trial 003 was conducted at six centers in the United States. A total of 574 children undergoing venipunctures or intravenous cannulations were treated – 289 with ALGRX 3268 and 285 with placebo. The primary endpoint was pain upon needle insertion utilizing the FACES pain scale. Patients were shown six faces with facial expressions ranging from happy to sad and were asked to choose the one that best communicated their level of pain. ALGRX 3268 subjects had statistically significantly lower pain scores than placebo subjects with a p value of 0.007.

Slide ten will give you a better idea of our projected timeline for ALGRX 3268. We expect clinical data from the second Phase 3 trial, the 004 trial,

within the next two months. Based on the outcome of that trial, we expect to hold regulatory meetings with the FDA analgesics and acute care division and subsequently file an NDA in the first half in 2006 for ALGRX 3268. In addition we are targeting the American Pain Society meeting in May, 2006 to present the full data set from the Phase 3 trials of ALGRX 3268.

I’d now like to turn the call over to Corgentech’s president James Huang who will discuss the need for improved pain management products.

James Huang:	Thank you Ron. Slide 11 please. We believe that there is an excellent market opportunity for a fast-acting, easy-to-use local anesthetic like ALGRX 3268. The size of the venipuncture market in the United States is very large. The primary market for topical local anesthetics remains pediatric patients, and this is the target population of the two Phase 3 trials for ALGRX 3268.

There are 18 million venipuncture pediatric procedures that occur each year in a hospital setting. However, topical local anesthetics are currently used in only 2.1 million of these 18 million procedures because of their slow onset of action and lack of promotion of currently available drugs.

With this demonstrated rapid onset of action, we believe that ALGRX 3268 can serve and grow this market. We believe that we can address this initial acute care pediatric setting with a sales force of a few dozen reps.

Importantly, we believe the sales presence will provide a strong foundation for the development of a much more significant franchise in pain management that we hope includes the other two products currently in the product pipeline: ALGRX 4975 and ALGRX 1207.

It is very important to remember that the treatment of pain is an important part of guidelines and protocols in hospitals today, especially in pediatric hospitals, where there is heavy emphasis placed on making treatments pain-free for children. We therefore believe that reimbursement in the hospital setting is straightforward and warranted. Especially for a fast-acting local anesthetic that speeds necessary tests and IV placements.

Although many hospitals currently have established protocols for using topical local anesthetics, they often are not offered as an option, because the slow onset of action makes them impractical. But, with the fast onset of action and demonstrated analgesic properties already shown with ALGRX 3268, we believe that additional opportunities may exist beyond the pediatric patients and into the adult ER market as shown on Slide number 12.

In the future, hemodialysis centers, physician offices, clinical laboratories and blood donation centers would also be target markets, and we will be seeking distribution partners for these marketing opportunities.

Let me now hand the call back to John for concluding remarks.

John McLaughlin:	Thank you James. Obviously, we are very excited about today’s announcement and the future potential for ALGRX 3268. If approved, we believe that ALGRX 3268 is the first step in charting our course to building a multi-product, multiple indication company focused on pain management and inflammation.

We look forward to bringing you results of the second Phase 3 trial within the next two months. Thank you again for joining us today. And now let me ask the operator to poll for questions.

Operator:	At this time I would like to remind everyone, if you would like to ask a question press star then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question is from Jim Birchenough with Lehman Brothers.

Jim Birchenough:	Hi guys, and congratulations on the results. Question: Just in terms of the effect of the drug, do you have any data on the durability of the effect? Have you done any prior trials where you’ve looked at how durable the effect is? Sometimes there’s lag time in venipuncture, and if it doesn’t last too long, that may be a disadvantage. Do you have any data on that?

John McLaughlin:	Ron, do you want to jump in on that one?

Ronald Burch:	Yeah. We’ve done time course studies. This product is designed to have a very rapid onset and a duration of action of between 10 and 15 minutes.

Jim Birchenough:	Okay. And then, I don’t have the luxury of having the slides in front of me. But do you have the data in terms of how many, or what percent of patients actually benefited in terms of experiencing no pain?

John McLaughlin:	Ron?

Ronald Burch:	We don’t have those data available for a very detailed discussion. We’ll present those at the American Pain Society meeting. But in the study all of the patients do experience a reduction of pain compared to the placebo group.

Jim Birchenough:	And then just finally, just to get a better sense of the market. In terms of the venipuncture market, do you have data on the distribution between the outpatient and inpatient setting? And in terms of current use of topical anesthetics do you see more use in an outpatient or inpatient setting?

James Huang:	Yeah. So, in the data we have at this time point shows that the 18 million procedures are concentrated in the pediatric hospital setting. Those meaning academic institutions with pediatric departments, or children’s hospitals. And these tend to be inpatient procedures. But if you look at the overall hospital setting including both the inpatient and outpatient procedure, the actual number is around 42 million procedures.

So to address, Jim, your question, we are - this is data we have today. We will be obviously looking more into segmenting a market in the future, to better address your question.

Jim Birchenough:	Okay, well thanks for taking the questions.

Operator:	Your next question is from Mark Karvosky with Piper Jaffray.

Mark Karvosky:	Hi, good morning. Thanks. Just a quick question on the labeling and commercial implications of, the patients that you tested were three to 18 years of age. And I’m just curious from a labeling perspective how we should think about that.

And then also from a procedures perspective. Of those procedures, what fall below three, and then in the three to 18 age frame?

John McLaughlin:	Ron, do you want to address the labeling? And then maybe James will take on the commercial part.

Ronald Burch:	Sure. Yeah, the study was done in children age three to 18 since lidocaine is currently approved for those ages. The FDA is reviewing, basically, body size of children to determine whether in fact the approval for this drug will be for lower age groups as well. And we weren’t required to actually study those in trials.

The label that we expect will not be limited to procedure, but rather local analgesia as a preprocedural item in the physician’s office or the hospital.

James Huang:	Yeah. And from the commercial perspective, the overall adult population, there’s a number of procedures in the United States, is actually 315 million procedures.

However, to get to the entire marketplace our current plan is that you see distribution partners in order to penetrate those marketplaces. More importantly, I think from our perspective, the in-hospital adult ER market is probably the most attractive market segment.

Also, to address your question. Above and beyond the overall 42 million pediatric procedures in the United States, we hope to also go after the in-hospital adult ER market. And hopefully through partnerships we can truly expand our product into the bigger part of the marketplace.

Mark Karvosky:	Okay, great. Thank you.

Operator:	Again, I would like to remind everyone, in order to ask a question press star then the number 1 on your telephone keypad.

Your next question is from Liana Moussatos with Pacific Growth Equity.

Liana Moussatos:	Hi, and congratulations. Can you talk about what size sales force you think you’re going to have to have? The number of target hospitals, and what percent of them have, so like, 80% of the procedures?

And then can you talk about the cost? I assume that the delivery system is about - is disposable? Right, it says is disposable delivery system. How much is the device going to cost with the drug? What’s the total cost? Or what do you think the max cost could be for this procedure to be accepted?

John McLaughlin:	So let me ask James to jump in on the commercial pieces.

James Huang:	Okay. So in terms of number of sales reps. Because we’re only targeting the 18 million venipuncture procedures in the pediatric setting we’re initially going to go after about 210 children’s hospitals and those specialized surgical centers for children.

In addition, we’re going to go after the academic institutions with pediatric ICU and other ER settings. And the numbers that we currently have, it’s just around almost 400 hospitals in the United States.

So we believe a few dozen reps will be sufficient to go after that marketplace.

John McLaughlin:	Liana, the second part of your question is related to the cost of the drug and device combination.

Liana Moussatos:	Right.

John McLaughlin:	And we appreciate the nature of your question. At this point we’re not prepared to address that. We will give you some guidance on it. It’s entirely appropriate. And we do owe you some guidance. But it’s not a question we’re prepared to address today.

Liana Moussatos:	Will Powderject handle the device separately? You won’t - will Corgentech AlgoRx have anything to do with the device? Or just...

John McLaughlin:	Ron, do you want to jump in there?

Ronald Burch:	Yeah. Corgentech AlgoRx is responsible for manufacture. Powderject is not involved in that at all.

Liana Moussatos:	Manufacturing including the device? The whole system?

Ronald Burch:	Correct.

Liana Moussatos:	Okay. All right, thank you.

Operator:	At this time there are no further questions. Are there any closing remarks?

John McLaughlin:	Again, thank you all for participating in today’s call. We’re excited about the announcement and look forward to providing you with additional updates in the months ahead. Have a good day, all.

Operator:	And this concludes today’s AlgoRx and Corgentech conference call. You may now disconnect.

END